Exhibit 99.1

Cenovus achieves key acquisition financing milestones

Remains committed to strengthening its balance sheet

Calgary, Alberta (April 6, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has made significant progress executing on its previously announced financing plan for the company’s $17.7 billion purchase of assets in Western Canada from ConocoPhillips. The acquisition is expected to close in the second quarter of this year.

Since the agreement was announced on March 29, 2017, Cenovus has successfully completed a planned $3.0 billion bought-deal common share financing and priced a US$2.9 billion offering of senior notes. The company is also issuing common shares to ConocoPhillips and intends to use a portion of its existing cash on hand and available credit facility capacity to help finance the acquisition. Cenovus has fully committed bridge financing in place to manage timing differences in the funding of the transaction.

Key elements of the financing plan:

●	$3.0 billion bought-deal common share financing (closed April 6, 2017)
●	$3.6 billion vendor take-back equity (ConocoPhillips has agreed to take 208 million Cenovus common shares as part of the purchase price)
●	US$2.9 billion ($3.9 billion) offering of senior notes at a weighted average cost of 4.9% (expected to close April 7, 2017)
●	$2.7 billion of existing cash on hand
●	~$1.0 billion expected to be drawn from existing committed credit facility
●	$3.6 billion asset-sale bridge loan

“I’m extremely pleased with the milestones we’ve achieved to date,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “We’re doing what we said we’d do. And as we move forward with our plan to complete this acquisition, we’ll remain focused on preserving our financial resilience, strengthening our balance sheet and maintaining our investment grade credit ratings.”

As part of its plan to deleverage and strengthen its balance sheet, Cenovus has already begun marketing its legacy conventional oil and natural gas assets at Pelican Lake and Suffield and expects to make additional asset divestitures as required. Asset sale proceeds and free funds flow are expected to be applied against Cenovus’s asset-sale bridge loan and draws on its existing credit facility. Over the long term, Cenovus will continue to target a debt-to-adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of 1.0 to 2.0 times and debt to capitalization of 30% to 40%.

On closing of the acquisition, the company anticipates having approximately $4 billion in remaining liquidity, including $1 billion in cash on hand and $3 billion in unused capacity on its committed credit facility. On a pro forma basis, assuming the successful closing of the acquisition and including the anticipated impact of planned asset sales, Cenovus expects to have capacity to generate 2018 free funds flow of approximately $500 million in a US$50 West Texas Intermediate (WTI) price environment.

ADVISORY

Forward-Looking Information

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “expect”, “intend”, “pro forma”, “target”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: intended financing of the acquisition; expected asset sales, including anticipated impacts to Cenovus and expected use of sales proceeds; Cenovus’s long-term targets for debt to adjusted EBITDA and debt to capitalization ratios; and Cenovus’s expected 2018 free funds flow capacity. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry and the capital markets generally. The factors or assumptions on which the forward-looking information is based include: all required financing being available, and on terms acceptable to Cenovus; completion of the acquisition on the terms and timing expected; Cenovus’s operations, financial position and other factors in the event the acquisition is not completed; Cenovus’s ability to complete planned and potential asset dispositions; application of proceeds from asset sales and free funds flow to Cenovus’s asset-sale bridge loan and credit facility draws; forecast crude oil and natural gas prices; and other risks and uncertainties described from time to time in the company’s filings with securities regulatory authorities.

The risk factors and uncertainties that could cause the company’s actual results to differ materially include: Cenovus’s ability to complete the acquisition, including on the terms and timing expected; Cenovus’s ability to access various sources of financing, generally, and on terms acceptable to Cenovus; volatility of and other assumptions regarding oil and natural gas prices; risks inherent in operation of the company’s business, including health, safety and environmental risks; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a discussion of Cenovus’s material risk factors, see “Risk Factors” in the company’s Annual Information Form and Form 40-F for the year ended December 31, 2016, and “Risk Factors” in the prospectus supplement to Cenovus’s short form base shelf prospectus, dated March 29, 2017, each available on SEDAR at sedar.com and EDGAR at sec.gov.

Non-GAAP Measures

This news release contains references to free funds flow, debt-to-adjusted EBITDA and debt to capitalization. These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (“IFRS” or “GAAP”) and therefore are considered non-GAAP measures. You should not consider these measures in isolation or as a substitute for analysis of our results as reported under IFRS. These measures are defined differently by different companies in our industry. These measures may not be comparable to similar measures presented by other issuers. For definitions of these measures and explanations of how they are used by Cenovus, see “Non-GAAP Measures and Additional Subtotal” in the prospectus supplement to Cenovus’s short form base shelf prospectus, dated March 29, 2017, available on SEDAR at sedar.com and EDGAR at sec.gov.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Cenovus Energy Inc.

cenovus.com

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